NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 14, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 01, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between Compute Health Acquisition Corp. and Allurion Technologies, Inc. became effective on August 01, 2023. As a result, Each Class A Common Stock will ultimately be converted into the right to receive 1.420455 shares of Allurion Technologies, Inc. Common Stock and each Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 will ultimately be converted into the right to receive 0.6125 of a share of Allurion Technologies, Inc. Warrant (each whole warrant exercisable for 1.420455 shares of Allurion Common Stock at an exercise price of $8.10 per share). The Units will automatically separate into the component securities, and, as a result, will no longer trade as a separate security. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 02, 2023.